Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Hesai Group

禾 賽 科 技 *

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 2525)

(NASDAQ Stock Ticker: HSAI)

POLL RESULTS OF THE EXTRAORDINARY GENERAL MEETING

HELD ON AUGUST 28, 2026

References are made to the circular (the “Circular”) and notice (the “Notice”) of the 2026 second extraordinary general meeting (the “EGM”) of Hesai Group (the “Company”) each dated July 31, 2026. Unless otherwise required by the context, capitalized terms used in this announcement shall have the same meanings as defined in the Circular and the Notice.

POLL RESULTS OF THE EGM

The board of directors of the Company (the “Board”) is pleased to announce that the EGM was held at No. 28, Ciyun Road, Yangcheng Lake Peninsula, Weiting Town, Suzhou Industrial Park, Jiangsu Province, the People’s Republic of China on Friday, August 28, 2026 at 1:30 p.m. (Beijing time).

The resolution proposed at the EGM has been duly passed as an ordinary resolution. As of the Share Record Date, the total number of issued Shares was 1,257,137,688 Shares, comprising 215,990,888 Class A Ordinary Shares and 1,041,146,800 Class B Ordinary Shares.

15,104,112 Class B Ordinary Shares (including the Class B Ordinary Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the 2021 Plan of the Company) have abstained from voting on the resolution numbered 1 at the EGM in accordance with Rule 17.05A of the Listing Rules.

As set out in the Circular, each of the Co-Founders, namely Dr. Li Yifan, Dr. Sun Kai and Mr. Shaoqing Xiang, and their respective associates are required to abstain and had abstained from voting on the resolution numbered 1 at the EGM in respect of a total of 217,311,136 Shares (comprising 215,990,888 Class A Ordinary Shares and 1,320,248 Class B Ordinary Shares) held by them.

1

As at the date of the Share Record Date, there were (i) no treasury shares held by the Company (including any treasury shares held or deposited with CCASS), and (ii) no repurchased Shares which are pending cancellation and should be excluded from the total number of issued Shares for the purpose of the EGM.

Treasury shares, if any, registered under the name of the Company, shall have no voting rights at the general meeting(s) of the Company. For the avoidance of doubt, for the purpose of the Listing Rules, the Company shall, upon depositing any treasury shares in the CCASS, abstain from voting at any of its general meeting(s) in relation to those shares.

Saved as disclosed, (i) there was no Shareholder who was required to abstain from voting under the Listing Rules on any resolution proposed at the EGM, nor any Shareholder who was entitled to attend the EGM but was required to abstain from voting in favour of any resolution proposed at the EGM pursuant to Rule 13.40 of the Listing Rules, and (ii) no Shareholder has indicated in the Circular that he or she intends to vote against or in abstention in respect of any resolution proposed at the EGM.

Accordingly, the total number of Shares entitling the holder to attend and vote on the resolution numbered 1 proposed at the EGM was 1,024,722,440 Shares, comprising nil Class A Ordinary Shares and 1,024,722,440 Class B Ordinary Shares.

According to the Company’s third amended and restated memorandum and articles of association (the “Memorandum and Articles of Association”), with regard to the resolution numbered 1, each Class B Ordinary Share shall entitle its holder to one vote on a poll at the EGM.

2

In accordance with the provisions of the Listing Rules, voting on the resolution proposed at the EGM was conducted by way of poll. The voting results in respect of the resolution proposed at the EGM are set out as follows:

ORDINARY RESOLUTION			NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER	TOTAL NUMBER
			FOR	AGAINST	ABSTAIN[1]
						OF VOTING SHARES	OF VOTES CAST
1.	THAT the Revised Supply of Products Framework Agreement with Sharpa, the Revised Annual Cap and the transactions contemplated thereunder be and are hereby generally and unconditionally approved, confirmed and ratified; and THAT any one or more of the director(s) of the Company be and is/are hereby authorised to sign, execute and deliver all such agreements, instruments, documents, including under seal where applicable, and do all such acts, matters and things as he/she/they may consider necessary, desirable or expedient in connection with the implementation of or giving effect to the Revised Supply of Products Framework Agreement, the Revised Annual Cap and the transactions contemplated thereunder.	Class A Ordinary Shares	– (0.0000%)	– (0.0000%)	– (–)	–	–
		Class B Ordinary Shares	581,636,027 (99.9796%)	118,872 (0.0204%)	140,352 (–)	581,754,899	581,754,899
		TOTAL NUMBER (CLASS A & CLASS B)	581,636,027 (99.9796%)	118,872 (0.0204%)	140,352 (–)	581,754,899	581,754,899
The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the EGM cast in favour thereof.

1. According to the laws of the Cayman Islands, the Shares in abstention shall not be counted as votes cast at the EGM.

The Company’s share registrar in Hong Kong, Tricor Investor Services Limited, acted as the scrutineer for the vote-taking at the EGM.

The following Directors attended the EGM in person or via electronic means: Dr. Yifan Li, Dr. Kai Sun, Mr. Shaoqing Xiang, Ms. Cailian Yang, Ms. Yi Zhang, Mr. Jia Ren and Dr. Hui Wang.

By order of the Board
Hesai Group
Dr. Yifan Li
Chairman of the Board, Executive Director and
Chief Executive Officer

Hong Kong, August 28, 2026

As at the date of this announcement, the Board comprises: (i) Dr. Yifan Li, Dr. Kai Sun, Mr. Shaoqing Xiang and Ms. Cailian Yang as the executive Directors; and (ii) Ms. Yi Zhang, Mr. Jia Ren and Dr. Hui Wang as the independent non-executive Directors.

*	For identification purpose only

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